

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2014

<u>Via E-Mail</u>
Mr. Charles M. Stoehr
Senior Vice President
  and Chief Financial Officer
VOXX International Corporation
180 Marcus Blvd.
Hauppauge, NY   11788

   Re: VOXX International Corporation
      Form 10-K for fiscal year ended February 28, 2014
      Filed May 15, 2014
      File No. 1-09532

Dear Mr. Stoehr:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Martin James

        Martin James
        Senior Assistant Chief Accountant